UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS INTENDS A STOCK SPLIT OF 1 FOR 3

ARNHEM, THE NETHERLANDS — March 3, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design, engineering and management services company today announced that it intends to ask shareholders for permission to split the company’s stock in a 1 for 3 split. In relation with this, ARCADIS will organize a Special General Meeting of Shareholders on March 31, 2008, where a proposal to change the company’s articles of association enabling a stock split, will be submitted to shareholders. The reason for the intended stock split is to increase tradability of the shares for both retail and institutional investors, also after the shares become included in the Midkap Index of Euronext Amsterdam after March 4, 2008.

When the required number of shares is not present at the Special General Meeting of Shareholders, the proposal will again be scheduled for discussion at the General Meeting of Shareholders on May 7, 2008. After the stock split, the number of outstanding ARCADIS shares will increase to more than 60 million shares.

ARCADIS is an international company providing project management, design, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure — Environment — Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With more than 13,000 employees and over €1.5 billion in gross revenue. A multinational presence with an extensive international network and knowledge and experience that is internationally renowned. Focused on creating value for clients. Responsible and committed, thinking and acting. Results count.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604, cell phone *31-6-2706-1880 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 4, 2008	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board